EXHIBIT 99.1

August 13, 2020

 AVINO GRANTS MEXICAN PROPERTY OPTION AGREEMENT TO GRAY ROCK RESOURCES LTD.

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company")  announced today that its board of directors has determined to proceed with an option agreement dated August 12, 2020 (the “Option Agreement”) with Gray Rock Resources Ltd. (“Gray Rock”), as optionee.  Pursuant to the terms of the Option Agreement, Gray Rock was granted the exclusive right to acquire an 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option”), in consideration of the issuance to Avino of share purchase warrants to acquire 300,000 common shares of Gray Rock at an exercise price of $0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement  (the “Approval Date”).  In order to exercise the Option, Gray Rock will:

1.       Issue to Avino a total of $600,000 in cash or common shares of Gray Rock as follows:

a.       $50,000 in common shares of Gray Rock within 30 days of the Approval Date;

b.       A further $50,000 in cash or shares of Gray Rock at Avino’s discretion on or before the first anniversary of the Approval Date;

c.       A further $100,000 in cash or shares of Gray Rock at Avino’s discretion on or before the second anniversary of the Approval Date;

d.       A further $200,000 in cash or shares of Gray Rock at Avino’s discretion on or before the third anniversary of the Approval Date; and

e.       A further $200,000 in cash or shares of Gray Rock at Avino’s discretion on or before the fourth anniversary of the Approval Date; and

2.    Incur a total of $750,000 in exploration expenditures on the properties, as follows:

a.       $50,000 on or before the first anniversary of the Approval Date;

b.       A further $100,000 on or before the second anniversary of the Approval Date; and

c.       A further $600,000 on or before the fourth anniversary of the Approval Date.

Under the Option Agreement, the parties intend that the first two year’s payments ($200,000 in cash or shares), and first $150,000 in exploration work will be firm commitments by Gray Rock. All share issuances will be based on the average volume weighted trading price of Gray Rock’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue.

Any exploration expenditures in excess of any period stated above will be applied towards the next succeeding period’s minimum requirements.  During the option period, Gray Rock will also assume liability and be responsible for all required semi-annual property payments required to maintain the properties in good standing.

Avino News Release
Avino Grants Mexican Property Option Agreement to Gray Rock Resources Ltd.
August 13, 2020

Gray Rock also granted to Avino a right of first refusal to purchase and process any ore or concentrate extracted from the properties for processing under identical terms as the third party offer at Avino’s mine facilities.

The Ana Maria property consists of nine mining concessions located 21 km northwest of the City of Gómez Palacio and the adjacent City of Torreón, and 1 km north of the town of Dinamita, in the municipality of Gómez Palacio, Durango, México. The Ana Maria property comprises a total area of 2,549 hectares, more or less.  The El Laberinto property consists of one (1) mining concession located in the “Sierra de la Silla” northwest of the town of Francisco I. Madero, in the municipality of Panuco de Coronado. It is approximately 60 kilometers northeast of the city of Durango City, México, and comprises a total area of 91.7 hectares, more or less.

The terms of the Option Agreement were recommended to the board of directors by an independent special committee of the Board due to the fact that Gray Rock and Avino have a director in common, namely David Wolfin, who also holds indirectly a control position in Gray Rock.  Mr. Wolfin was not involved in the negotiations of the Option Agreement, and has abstained from voting thereon as a director of Gray Rock and Avino.  The independent special committee of the Company considered all material facts currently known concerning the properties, which were relevant to its recommendation to the board.

As a “related party transaction” within the meaning of Multilateral Instrument 61-101, Avino will rely upon the exemptions from the requirements of a formal valuation and majority of the minority approval afforded by sections 5.5(a) and 5.7(a) respectively of Multilateral Instrument 61-101.

The Option Agreement is subject to the acceptance for filing on behalf of Gray Rock by the TSX Venture Exchange.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.